812 SAN ANTONIO STREET SUITE 600 AUSTIN, TEXAS 78701 TEL 512 • 583 • 5900 FAX512 • 583 • 5940
LOWELL W. HARRISON DIRECT DIAL: 512 • 583 • 5905 EMAIL:lharrison@fkhpartners.com STEPHANIE E. KALAHURKA DIRECT DIAL: 816 • 292 • 8141 EMAIL:skalahurka@fkhpartners.com

January 13, 2015

Via Edgar

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Business First Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 12, 2014

File No. 333-200112

Dear Mr. Schiffman:

On behalf of Business First Bancshares, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 to the Company’s Registration Statement on Form S-4 (the “Revised S-4”), as submitted to the Securities and Exchange Commission (“Commission”) on the date hereof, marked to show changes from the initial Registration Statement that was filed on November 12, 2014.

The changes reflected in the Revised S-4 include those made in response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of December 8, 2014 (“Comment Letter”). The Revised S-4 also includes other changes that are intended to update and clarify certain information, as well as to update certain of the Company’s financial information that was included in the initial Registration Statement.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised S-4.

General

1. Please provide us with copies of any reports, presentations or other information relating to this transaction or the parties thereto that was transmitted by any means by any advisors or consultants to members of the Board of Directors of either Business First Bancshares, Inc. or to the Board of Directors of American Gateway Financial Corporation.

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The information requested is being submitted supplementally under separate cover.

2. Please supplementally provide us with all material nonpublic information regarding Business First Bancshares, Inc. that was disclosed, directly or indirectly, to American Gateway Financial Corporation and/or its representatives and/or financial advisors including, but not limited to the following information referred to in the fairness opinion of Sandler O’Neill & Partners to the Board of Directors of American Gateway Financial Corporation in Appendix B:

•	“internal financial estimates for Business First for the years ending December 31, 2015 through December 1, 2018 as discussed with senior management of Business First” referred to in the fairness opinion in the second paragraph on page B-3; and

•	“the pro forma financial impact of the Merger on Business First . . . prepared by and/or reviewed and discussed with the senior management of Business First and Business First’s financial advisor” referred to in the fairness opinion in the second full paragraph on page 2.

The information requested is being submitted supplementally under separate cover.

3. The Registration Statement includes (in the Appendix) two fairness opinions to the Board of Directors of American Gateway Financial Corporation. Please advise whether the Board of Directors of Business First Bancshares, Inc. obtained a fairness opinion and, if so, please include it in your next amendment.

In response to the Staff’s comment, the Company advises the Staff that its Board of Directors did not obtain a fairness opinion in connection with the proposed merger.

Front Cover Page of Prospectus/Proxy Statement

4. Please revise the second paragraph to disclose the formulas for determining the amount of the consideration and the definitions of the two major components, including the fact that the closing (and the pricing) could occur as late as May 1, 2015, or later if the parties agree to extend the deadline. Please disclose the minimum amount of consideration and the fact that either party can waive the minimum.

In response to the Staff’s comment, the Company has updated its disclosures on the front cover of the proxy statement/prospectus in the Revised S-4 to include more information about the formulas for determining the amount of the merger consideration to be received by shareholders of American Gateway Financial Corporation (“AGFC”). The Company has also

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January 13, 2015

updated the information on the front cover of the proxy statement/prospectus in the Revised S-4 to disclose that the merger could be consummated as late as May 1, 2015 and to show the approximate amount of merger consideration that shareholders of AGFC would receive if the merger consideration were calculated using the minimum tangible equity capital level for each of AGFC and the Company that is permitted under the reorganization agreement.

5. Please revise the third paragraph to update the illustration of the amount of the consideration under the formula as of the date of your amendment.

In response to the Staff’s comment, the Company has updated its disclosure on the front cover of the proxy statement/prospectus in the Revised S-4 to show the approximate amount of merger consideration to be received by the shareholders of AGFC if the merger had been consummated as of December 31, 2014. This is the most recent date prior to the date of this filing that the Company was able to obtain the financial information needed to calculate the approximate merger consideration.

6. Please revise the fifth paragraph to disclose whether or not you have any plans to list your common stock.

In response to the Staff’s comment, the Company has updated its disclosure on the front cover of the proxy statement/prospectus in the Revised S-4 to state that it currently does not have any plans to list its common stock.

Summary, page 5

7. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section in which you state that “summary highlights selected information. . . and may not contain all of the information that is important to you.” Please replace the disclosure with words to the effect that “the summary is a brief overview of the key aspects of the offering” which identifies “those aspects of the offering that are the most significant.” Please revise the substance of your disclosure in the Summary to comply with this Instruction.

In response to the Staff’s comment, the Company has updated the preamble to the “Summary” section of the Revised S-4 to include language consistent with Item 503(a) of Regulation S-K. The Company believes that the substance of its disclosure in the “Summary” section of the Revised S-4, as amended in response to the Staff’s comments in Items 8–11, below, complies with the Instruction to Item 503(a) of Regulation S-K.

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January 13, 2015

Summary, The Merger Consideration, page 6

8. Please revise this section as follows:

•	disclose the imputed aggregate purchase price and per share purchase price as of the date of the merger agreement;

•	disclose more detail as to how the merger consideration will be calculated;

•	disclose that disclose that although the shareholder meeting is scheduled to take place in 2014, the closing (and the pricing) could occur as late as May 1, 2015, or later if the parties agree to extend the deadline pursuant to Section 9.01 (B) of the amended merger agreement,;

•	update the illustration in the second paragraph; and

•	disclose that pursuant to Section 8.03 (D) of the merger agreement, AGFC has the right to terminate the merger if the BFB Tangible Equity Capital is less than approximately $75 million and pursuant to Section 8.02 (G) of the merger agreement, BFB has the right to terminate the merger if the AGFC Tangible Equity Capital is less than approximately $39.6 million and disclose the minimum amount of consideration assuming both minimums are met as of the date the consideration is determined.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Summary—The Merger Consideration” to:

•	disclose the imputed aggregate purchase price and the per share purchase price for AGFC common stock, assuming the merger consideration was calculated as of June 30, 2014, which is the most recent date following the date of the reorganization agreement that the Company was able to obtain the financial information needed to calculate the imputed purchase price;

•	disclose more detail regarding the merger consideration calculation;

•	clarify that the exact amount of the merger consideration will not be known as of the date of the AGFC shareholder’s meeting, and that the pricing of the merger could occur as late as May 1, 2015, or later if the parties agree to extend the deadline for consummation under the reorganizations agreement;

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•	update the example merger consideration calculation to show the approximate amount of merger consideration to be received by the shareholders of AGFC if the merger had been consummated as of the date of the Revised S-4;

•	disclose that either the Company or AGFC may terminate the reorganization agreement in the event that the Company’s or AGFC’s adjusted tangible equity capital is less than approximately $75.0 million or approximately $39.6 million, respectively, at the time that the merger consideration is calculated; and

•	disclose the approximate amount of merger consideration that shareholders of AGFC would receive if the merger consideration were calculated using the above-described minimum tangible equity capital level for each of the Company and AGFC that is permitted under the reorganization agreement.

Summary, AGFC’s Reasons for the Merger and Recommendations of AGFC’s Board, page 8

9. As required by Item 3 of Form S-4 and the Instruction to Item 503(a) of Regulation S-K, please summarize the material reasons that the Board is recommending that shareholders vote to approve the merger agreement instead of merely cross referencing the reasons you disclose on pages 53-55.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “AGFC’s Reasons for the Merger and Recommendations of AGFC’s Board” to summarize the material reasons and factors considered by the board of directors of AGFC in recommending that AGFC’s shareholders vote in favor of the reorganization agreement.

10. Please revise the second sentence to clarify that the merger consideration may in fact be decreased from the amount that is approved by shareholders by applying the formula on the date of the shareholder meeting because the formula will not be applied until ten days before the closing date. Clarify any restrictions on changing the formula that has the effect of lowering the consideration and identity the source of any legal restrictions.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “AGFC’s Reasons for the Merger and Recommendations of AGFC’s Board” to clarify that the exact amount of consideration to be received by AGFC’s shareholders will not be known at the time that AGFC’s shareholders vote upon the merger proposal at the special shareholders’ meeting. The Company has further disclosed that the actual amount of consideration to be received by AGFC’s shareholders may be less than the amount that they would have received if the merger consideration were calculated as of the date of the special shareholders’ meeting.

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Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests, page 12

11. As required by Item 5 of Schedule 14A, summarize any substantial interest, direct or indirect, by each person who has been a director or executive officer of AGFC including the following:

•	revise the first bullet point to quantify the amount of the payments to each of the officers including your CEO who played an active role in the negotiations as a consequence of the merger; and

•	revise the second bullet point to clarify whether the executive officers will receive the same consideration for their phantom shares as shareholders will receive for their shares, and quantify the amount of consideration being paid to each.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Summary, Some of the Directors and Officers of AGFC Have Financial Interests in the Merger that are Different from Your Interests” to:

•	quantify the amount of payments to each of the listed officers of AGFC; and

•	to provide more information about the consideration that executive officers of AGFC will receive in exchange for their shares of phantom stock, including how that consideration compares to the consideration that will be paid to other shareholders of AGFC in the proposed merger.

Unaudited Pro Forma Combined Consolidated Financial Information, page 18

12. Please revise the pro forma combined consolidated condensed income statements to show the effects of the purchase accounting adjustments for each of the periods presented, including amortization of those adjustments.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Unaudited Pro Forma Combined Consolidated Financial Information” to show the effects of purchase accounting adjustments for each of the periods presented, including amortization of those adjustments.

13. Please revise the pro forma combined consolidated condensed income statements to present historical and pro forma earnings per share for each of the periods presented. Include footnote disclosure that provides a reconciliation of the amounts presented and that quantifies any items that were excluded because they were determined to be anti-dilutive.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Unaudited Pro Forma Combined Consolidated Financial Information” to present historical and pro forma earnings per share for each period and to add footnote disclosure providing a reconciliation of the amounts presented. No items were excluded because they were determined to be anti-dilutive.

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Risks Associated with Business First’s Business, page 32

14. Please revise your risk factor on page 35 to address the risks of concentration of the merger loan portfolio in real estate in one state as follows:

•	quantify the amount and percentage of each bank’s loan portfolio in real estate and the amount and percentage of the merged bank’s loan portfolio in real estate;

•	quantify the amount and percentage of each bank’s loan portfolio in commercial real estate and the amount and percentage of the merged bank’s loan portfolio in commercial real estate and discuss particular risks associated with commercial real estate loans; and

•	discuss whether the extent to which the risks are elevated because of the limited geographical areas (one state) in which the real estate is located.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Risk Factors” to:

•	add additional information to the existing Risk Factor titled, “Because a significant portion of Business First’s loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing its real estate loans and result in loan and other losses.” Specifically, the Risk Factor has been updated to quantify the amount and percentage of each bank’s loan portfolio that is secured by real estate, showing such amounts as of September 30, 2014 and also on a pro forma basis assuming the merger had taken place as of that same date;

•	add a new Risk Factor, titled “Business First’s commercial real estate portfolio exposes it to credit risks that could be greater than the risks related to other types of loans.” This risk factor quantifies the amount and percentage of each bank’s loan portfolio that is secured by commercial real estate, showing such amounts as of September 30, 2014 and also on a pro forma basis assuming the merger had taken place as of that same date; and

•	add a new Risk Factor, titled “Business First’s business concentration in the State of Louisiana imposes risks and may magnify the consequences of any regional or local economic downturn affecting Louisiana, including any downturn in the real estate sector.” This risk factor discusses the elevated risks associated with the limited geographical areas in which collateral securing the Company’s loans is located.

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Background of the Merger, page 50

15. Please revise this section to explain how and why the Board negotiated the formula pricing instead of the fixed pricing referred to in the last full paragraph on page 52 and the first carryover paragraph on 53.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Background of the Merger” to explain in more detail how the parties determined that formula pricing for the purposes of calculating the merger consideration was more desirable than fixed pricing. Ultimately, the parties agreed to formula pricing because they desired to preserve the valuation spread between the two institutions resulting from the level of historical and projected earnings of each institution.

16. Please revise the second to last paragraph on page 53 to disclose the purpose and effect of your amending on November 10, 2014 the Reorganization Agreement originally dated July 24, 2014 to revise the calculation of AGFC’s Tangible Equity Capital.

In response to the Staff’s comment, the Company has updated its disclosure in the section of the proxy statement/prospectus in the Revised S-4 entitled, “Background of the Merger” to disclose the purpose and effect of the November 10, 2014 amendment to the reorganization agreement that revised the calculation of AGFC’s Tangible Equity Capital. Specifically, the calculation was amended to provide that AGFC’s Tangible Equity Capital would be reduced by 100% of the amount of certain listed expenses to the extent that the aggregate amount of those expenses exceeds $764,000. The original agreement provided that AGFC’s Tangible Equity Capital would be reduced by 100% of those expenses to the extent that the aggregate amount exceeds $714,000. The $50,000 increase in the threshold for applying the 100% reduction to AGFC’s Tangible Equity Capital results from the agreement as between the parties that AGFC may pay “stay-pay” bonuses to certain of its officers and employees who remain continuously employed by AGFC for a specified period following the consummation of the proposed merger.

Fairness Opinion of National Capital LLC to the Board of Directors of American Gateway Financial Corporation, Appendix B

17. The last paragraph on page B-2 of the fairness opinion provided by National Capital LLC to the Board of Directors of American Gateway Financial Corporation includes a limitation on reliance by shareholders (“This opinion is provided solely for the internal use of the Company’s board of directors.”). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financial Advisor’s belief that shareholders cannot rely upon the opinion to support any claims against Financial Advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in Financial Advisor’s engagement letter with the

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Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financial Advisor would have no effect on the rights and responsibilities of either Financial Advisor or the board of directors under the federal securities laws.

In response to the Staff’s comment, National Capital L.L.C. has provided a revised fairness opinion that eliminates the following statement: “This opinion is provided solely for the internal use of the Company’s board of directors.” The updated fairness opinion is included in Exhibit B of the proxy statement/prospectus in the Revised S-4.

Index to Financial Statements, page F-1

18. Please revise this section to include updated financial statements for Business First Bancshares and American Gateway Financial Corporation. Refer to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the financial pages included in the Revised S-4 to include updated unaudited consolidated financial statements for each of the Company and American Gateway Financial Corporation to September 30, 2014.

19. Please revise the consolidated statements of income for Business First Bancshares, Inc. to present earnings per share on the face of those statements.

Also, please revise the footnotes to the financial statements, as appropriate, to include all the disclosure requirements of ASC 260.

In response to the Staff’s comment, the updated consolidated financial statements for each of the Company and American Gateway now include earnings per share of the face of those statements. The financial statements have also been revised to include all of the disclosure requirements of ASC 260.

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If you have any questions, please do not hesitate to contact either of us.

Very truly yours,

/s/ Lowell W. Harrison

Lowell W. Harrison

/s/ Stephanie E. Kalahurka

Stephanie E. Kalahurka

Enclosure

cc:	David R. Melville, III (Business First Bancshares, Inc.)